FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 23, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL ANNOUNCES
FOURTH QUARTER AND FULL YEAR 2019 RESULTS
------------------------

Cellcom Israel concludes 2019 with a 0.5% increase in revenues, loss of NIS
107 2 million and Adjusted EBITDA1 of NIS 9402 million.

The Company recorded a total expense of NIS 45 million in relation to the employee voluntary retirement plan

Avi Gabay, the Company's Chief Executive Officer:

"We are acting to adapt Cellcom Israel to the Corona virus crisis and are therefore focused on providing excellent service to our existing customers and adjusting our cost structure to the crisis period and the period thereafter."

----

2019 Full Year Highlights (compared to 2018):

◾	Total Revenues totaled NIS 3,708 million ($1,073 million) compared to NIS 3,688 million ($1,067 million) last year, an increase of 0.5%

◾	Service revenues totaled NIS 2,776 million ($803 million) compared to NIS 2,784 million ($806 million) last year, a decrease of 0.3%

◾	Operating income totaled NIS 24 million ($7 million) compared to NIS 101 million ($29 million) last year, a decrease of 76.2%

◾	Loss totaled NIS 107 million ($31 million) compared to a loss of NIS 64 million ($18 million) an increase of 67.2%

◾	Adjusted EBITDA[1] totaled NIS 940 million ($272 million) compared to NIS 687 million ($199 million) last year, an increase of 36.8%

◾	Net cash from operating activities totaled NIS 1,036 million ($299 million) compared to NIS 770 million ($223 million) last year, an increase of 34.5%

◾	Free cash flow[1] totaled NIS 391 million ($113 million) compared to NIS 181 million ($52 million) last year, an increase of 116.0%

1 Please see "Use of Non-IFRS financial measures" section in this press release.
2 As of January 1, 2019, the Company is applying International Financial Reporting Standard, IFRS 16, Leases. The effects of applying the standard in the annual and fourth quarter of 2019 amounted to an increase of NIS 275 million and NIS 72 million in Adjusted EBITDA respectively, an increase of NIS 280 million and NIS 76 million in Cash flows from operating activities respectively and an increase of NIS 6 million in the loss.

Fourth Quarter 2019 Highlights (compared to fourth quarter of 2018):

◾	Total Revenues totaled NIS 932 million ($270 million) compared to NIS 918 million ($266 million) in the fourth quarter last year, an increase of 1.5%

◾	Service revenues totaled NIS 694 million ($201 million) compared to NIS 677 million ($196 million) in the fourth quarter last year, an increase of 2.5%

◾	Operating loss totaled NIS 27 million ($8 million) compared to Operating profit NIS 14 million ($4 million) in the fourth quarter last year.

◾	Loss totaled NIS 54 million ($16 million) compared to of NIS 35 million ($10 million) in the fourth quarter last year, an increase of 54.3%

◾	Adjusted EBITDA[1] totaled NIS 212 million ($61 million) compared to NIS 169 million ($47 million) in the fourth quarter last year, an increase of 25.4%

◾	Net cash from operating activities totaled NIS 241 million ($70 million) compared to NIS 167 million ($48 million) in the fourth quarter last year, an increase of 44.3%

◾	Free cash flow[1] totaled NIS 56 million ($16 million) compared to NIS 7 million ($2 million) in the fourth quarter last year, an increase of 700%

Shlomi Fruhling, Chief Financial Officer, said:

" 2019 was characterized by continued increased competition in the cellular segment, while we saw growth in the fixed line segment. During the year and thereafter, we made significant strategic moves such as completing the IBC acquisition and selling of the fiber-optic network in residential neighborhoods, signing a Memorandum of Understanding to acquire Golan Telecom shares (in February 2020), ongoing execution of a comprehensive restructuring plan that included a voluntary 450-employee retirement agreement, a move for reducing vendor payments and raising equity of over NIS 300 million which is intended to strengthen the Company's financial stability.

Mobile services revenue decreased 2.9% year-over-year. The erosion of revenues as a result of aggressive competition in the market was partially offset by an increase in revenue from the network sharing agreements.

Fixed-line service revenues grew 3.5% year-over-year. The increase was mainly due to continued customer recruitment to Cellcom tv and Internet services.

Continued growth in the fixed-line segment and the reduction in the erosion of the mobile segment, resulted in the Company's total service revenue has remained stable compared to the previous year.

Equipment revenue in 2019, grew by 3.1% year-over-year. Despite the increase in revenues, profitability and gross margins from equipment sales eroded compared to last year as a result of increased competition and lower equipment prices. We expect continued erosion of gross profit from this activity during 2020 as well.

The Company's Adjusted EBITDA amounted to NIS 940 in 2019 and was favorably affected by the adoption of IFRS16 compared with that of the previous year. In addition, this year, an expense of NIS 45 million was recorded for a voluntary employee retirement plan. Excluding these two effects, Adjusted EBITDA amounted to NIS 710, similar to that of the previous year.

The free cash-flow for 2019 amounted to NIS 391 million, and included the NIS 181 million cash received from the sale of the fiber-optic infrastructure. Even when excluding this sale, the free cash-flow increased by 16% compared to last year. The increase in free cash-flow was mainly due to a decrease in cash investments and payroll and tax payments.

The Company has successfully implemented the main components of the restructuring plan previously announced. As part of the actions taken, an agreement was signed with the employee representatives for the voluntary retirement of 450 employees. We expect to see the cost savings gradually start from the second quarter of 2020. The Company issued ordinary shares and options for a net immediate consideration of NIS 309 million. The proceeds from the issuance will serve us for general purposes and to strengthen the Company's balance sheet. We have taken the necessary steps to meet an annual investment target of NIS 450-500 million, and we continue to implement the overall efficiency plan for all the expense components of the Company.

We are in the midst of a global economic crisis as a result of the Corona virus pandemic. As this crisis continues, it is expected to adversely affect the Company's results of operations, particularly the revenues of the Company's roaming services abroad and the roaming services of tourists in Israel, revenues from end-user equipment and sales to new customers resulting from the closure of service centers and frontal sales points and substantial reduction of call centers operation, in accordance with regulatory instructions. In addition, in the first quarter of 2020, the Company is expected to record losses on its managed investment portfolio due to a sharp decline in capital markets in Israel and worldwide. On the other hand, the Company is acting to mitigate the expected adverse effect by reducing expenses and investments during the crisis. At this stage it is difficult to anticipate the duration of the crisis and therefore, the scope of the adverse effect to the Company's results of operations.

The company signed a Memorandum of Understanding to acquire Golan Telecom shares for NIS 590 and additional payments. We consider this acquisition an opportunity to strengthen our position as a leading telecommunications Company. Upon completion of the transaction, which is subject to certain conditions including regulatory approvals, and the extraction of operating synergies, Golan is expected to contribute to the Adjusted EBITDA and free cash flow of Cellcom, significant amounts on top of what has being paid by Golan to Cellcom Israel today.

The Company's Board of Directors decided not to distribute a dividend for the fourth quarter of 2019, in view of continued increased market competition and its negative impact on the Company's operating results, in order to continue to strengthen the Company's balance sheet. The Board of Directors will review its decision in accordance with the development of market conditions, while taking into account the needs of the Company.”

Netanya, Israel – March 23, 2020 – Cellcom Israel Ltd. (NYSE: CEL; TASE: CEL) ("Cellcom Israel" or the "Company") announced today its financial results for the fourth quarter and full year ended December 31, 2019.

The Company reported that revenues for the fourth quarter and full year 2019 totaled NIS 932 million ($270 million) and NIS 3,708 million ($1,073 million), respectively; Adjusted EBITDA for the fourth quarter 2019 totaled NIS 212 million ($61 million), or 22.7% of total revenues, and for the full year 2019 totaled NIS 940 million ($272 million), or 25.4% of total revenues; loss for the fourth quarter and full year 2019 totaled NIS 54 million ($16 million) and NIS 107 million ($31 million), respectively. Basic loss per share for the fourth quarter and full year 2019 totaled NIS 0.43 ($0.12) and NIS 0.90 ($0.26), respectively.

Main Consolidated Financial Results:

	NIS millions		% of Revenues		% Change	US$ millions (convenience translation)
	2019	2018	2019	2018		2019	2018
Revenues - services	2,776	2,784	74.9%	75.5%	(0.3)%	803	806
Revenues - equipment	932	904	25.1%	24.5%	3.1%	270	261
Total revenues	3,708	3,688	100.0%	100.0%	0.5%	1,073	1,067
Cost of revenues - services	(2,030)	(2,016)	(54.9)%	(54.7)%	1.0%	(587)	(583)
Cost of revenues - equipment	(695)	(645)	(18.6)%	(17.5)%	6.7%	(201)	(187)
Total cost of revenues	(2,725)	(2,661)	(73.5)%	(72.2)%	2.4%	(788)	(770)
Gross profit	983	1,027	26.5%	27.8%	(4.3)%	285	297
Selling and marketing expenses	(610)	(567)	(16.5)%	(15.4)%	7.6%	(177)	(164)
General and administrative expenses	(329)	(360)	(8.9)%	(9.8)%	(8.6)%	(95)	(104)
Other income (expenses), net	(20)	1	(0.5)%	-	N/A	(6)	-
Operating income	24	101	0.6%	2.7%	(76.2)%	7	29
Financing expenses, net	(144)	(171)	(3.9)%	(4.6)%	(15.8)%	(42)	(49)
Share of losses of equity accounted investees	(10)	-	(0.3)%	N/A	N/A	(3)	-
Loss before taxes on income	(130)	(70)	(3.5)%	(1.9)%	85.7%	(38)	(20)
Tax benefit	23	6	0.6%	0.2%	283%	7	2
Loss	(107)	(64)	(2.9)%	(1.7)%	67.2%	(31)	(18)
Free cash flow	391	181	10.5%	4.9%	116.0%	113	52
Adjusted EBITDA	940	687	25.4%	18.6%	36.8%	272	199

	Q4/2019	Q4/2018	Change%	Q4/2019	Q4/2018
	NIS million			US$ million (convenience translation)
Total revenues	932	918	1.5%	270	266
Operating Income (loss)	(27)	14	N/A	(7)	4
Loss	(54)	(35)	54.3%	(16)	(10)
Free cash flow	56	7	700%	16	2
Adjusted EBITDA	212	169	25.4%	61	49
Adjusted EBITDA, as percent of total revenues	22.7%	18.4%	23.4%

Main Financial Data by Operating Segments:

	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	2019	2018	Change %	2019	2018	Change %	2019	2018	2019	2018	Change %
Total revenues	2,340	2,385	(1.9)%	1,529	1,464	4.4%	(161)	(161)	3,708	3,688	0.5%
Service revenues	1,679	1,730	(2.9)%	1,258	1,215	3.5%	(161)	(161)	2,776	2,784	(0.3)%
Equipment revenues	661	655	0.9%	271	249	8.8%	-	-	932	904	3.1%
Adjusted EBITDA	627	418	50.0%	313	269	16.4%	-	-	940	687	36.8%
Adjusted EBITDA, as percent of total revenues	26.8%	17.5%	53.1%	20.5%	18.4%	11.4%			25.4%	18.6%	36.6%

	Cellular (*)			Fixed-line (**)			Inter-segment adjustments (***)		Consolidated results
NIS million	Q4'19	Q4'18	Change %	Q4'19	Q4'18	Change %	Q4'19	Q4'18	Q4'19	Q4'18	Change %
Total revenues	585	575	1.7%	387	383	1.0%	(40)	(40)	932	918	1.5%
Service revenues	416	416	-	318	301	5.6%	(40)	(40)	694	677	2.5%
Equipment revenues	169	159	6.3%	69	82	(15.9)%	-	-	238	241	(1.2)%
Adjusted EBITDA	133	103	29.1%	79	66	19.7%	-	-	212	169	25.4%
Adjusted EBITDA, as percent of total revenues	22.7%	17.9%	26.8%	20.4%	17.2%	18.6%			22.7%	18.4%	23.4%

(*)	The segment includes the cellular communications services, end user cellular equipment and supplemental services.

(**)	The segment includes landline telephony services, internet services, television services, transmission services, end user fixed-line equipment and supplemental services.

(***)	Include cancellation of inter-segment revenues between "Cellular" and "Fixed-line" segments.

Financial Review (2019 full year compared to 2018):

Revenues for 2019 Increased 0.5% totaling NIS 3,708 million ($1,073 million), compared to NIS 3,688 million ($1,067 million) last year. The increase in revenues is attributed to a 3.1% increase in equipment revenues which was partially offset by a 0.3% decrease in service revenues.

Service revenues for 2019 totaled NIS 2,776 million ($803 million), a 0.3% decrease from NIS 2,784 million ($806 million) last year.

Service revenues in the cellular segment totaled NIS 1,679 million ($486 million) in 2019, a 2.9% decreased from NIS 1,730 million ($501 million) last year. This decrease resulted mainly from the ongoing erosion intense in the price of these services as a result of the competition in the cellular market.

Service revenues in the fixed-line segment totaled NIS 1,258 million ($364 million) in 2019, a 3.5% increase from NIS 1,215 million ($352 million) last year. This increase resulted mainly from an increase in revenues from TV and internet services, which was partially offset by a decrease in revenues from international calling services and minutes sales among international operators (hubbing services).

Equipment revenues totaled NIS 932 million ($270 million) in 2019, a 3.1% increase compared to NIS 904 million ($261 million) last year. This increase resulted mainly from an increase in the quantity of end user equipment sold in the fixed-line segment during 2019 compared to 2018.

Cost of revenues totaled NIS 2,725 million ($788 million) in 2019, compared to NIS 2,661 million ($770 million) in 2018, a 2.4% increase. This increase resulted mainly from an increase in of end user equipment sold in the fixed-line segment as well of an increase in content costs related to the TV field and in costs related to internet services as a result of increased of usage. This increase was partially offset by a decrease in costs of international calling services and hubbing services.

Gross profit for 2019 decreased 4.3% to NIS 983 million ($285 million), compared to NIS 1,027 million ($297 million) in 2018. Gross profit margin for 2019 amounted to 26.5%, down from 27.8% in 2018.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for 2019 increased 1.3% to NIS 939 million ($272 million), compared to NIS 927 million ($268 million) in 2018. This increase is primarily a result of an increase in depreciation expenses due to the capitalization of part of the customer acquisition costs, as a result of early adoption of an International Financial Reporting Standard (IFRS 15) as of the first quarter of 2017. This increase was partially offset by a decrease of salaries expenses and doubtful accounts expenses.

Other expenses for 2019 totaled NIS 20 million ($6 million), compared to other income of NIS 1 million ($0.3 million) in 2018. Other expenses for 2019, include mainly an expense totaling NIS 45 million in 2019 as part of a voluntary retirement plan (compared with NIS 26 million in 2018), which was partially offset by profit from the sale of fiber infrastructure in residential neighborhoods

Operating income for 2019 totaled NIS 24 million ($7 million) compared to NIS 101 million ($29 million) in 2018.

Adjusted EBITDA for 2019 increased by 36.8% totaling NIS 940 million ($272 million) compared to NIS 687 million ($199 million) in 2018. Adjusted EBITDA for 2019, as a percent of revenues, totaled 25.3% increase from 18.6% in 2018. The increase of Adjusted EBITDA resulted mainly from a decrease in rent expenses in a total amount of NIS 275 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019, which was partially offset by an expense for employee voluntary retirement plan in the fourth quarter of 2019 which totaled NIS 45 million (compared with NIS 26 million in 2018).

Cellular segment Adjusted EBITDA for 2019 totaled NIS 627 million ($181 million), compared to NIS 418 million ($121 million) last year, an increase of 50% ,which resulted mainly from a decrease in rent expenses in a total amount of NIS 247 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019, which was partially offset by an expense for employee voluntary retirement plan in the fourth quarter of 2019 which totaled NIS 30 million.

Fixed-line segment Adjusted EBITDA for 2019 totaled NIS 313 million ($91 million), compared to NIS 269 million ($78 million) last year, a 16.4% increase, which resulted mainly from a decrease in rent expenses in a total amount of NIS 28 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019 and a profit from the sale of fiber infrastructure in residential neighborhoods which was partially offset by an expense for employee voluntary retirement plan in the fourth quarter of 2019 which totaled NIS 15 million.

Financing expenses, net for 2019 decreased to NIS 144 million ($42 million), compared to NIS 171 million ($49 million) in 2018. The finance expenses net, decreased as a result of finance income from gain in the Company's tradable investment portfolio and decrease in interest expenses which was partially offset, inter alia, by an increase of financing expenses as a result of the initial implementation of IFRS 16 as of 1 January 2019.

Tax benefit for 2019 totaled NIS 23 million ($7 million), compared to NIS 6 million ($2 million) of in 2018. This results mainly from the Company's loss before tax for which the Company recorded a tax income, which was partially offset by non-deductible expenses for tax purposes.

Loss for 2019 totaled NIS 107 million ($31 million), compared to a loss of NIS 64 million ($18 million) in 2018.

Basic loss per share for 2019 totaled NIS 0.90 ($0.26), compared to basic earnings per share of NIS 0.58 ($0.17) last year.

Financial Review (fourth quarter of 2019 compared to fourth quarter of 2018):

Revenues for the fourth quarter of 2019 increased 1.5% totaling NIS 932 million ($270 million), compared to NIS 918 million ($266 million) in the fourth quarter last year. The increase in revenues is attributed to a 2.5% increase in service revenues which was partially offset by a 1.2% decrease in equipment revenues.

Service revenues totaled NIS 694 million ($201 million) in the fourth quarter of 2019, a 2.5% increase from NIS 677 million ($196 million) in the fourth quarter last year. This increase resulted mainly from an increase in revenues from TV and internet services.

Service revenues in the cellular segment totaled NIS 416 million ($120 million) in the fourth quarter of 2019, similar to the fourth quarter of 2018.

Service revenues in the fixed-line segment totaled NIS 318 million ($92 million) in the fourth quarter of 2019, a 5.6% increase from NIS 301 million ($87 million) in the fourth quarter last year. This increase resulted mainly from an increase in revenues from TV and internet services

Equipment revenues in the fourth quarter of 2019 totaled NIS 238 million ($69 million), a 1.2% decrease compared to NIS 241 million ($70 million) in the fourth quarter last year. This decrease resulted mainly from a decrease in the quantity of end user equipment sold in the fixed-line segment which was partially offset by an increase in end user equipment sold in the cellular segment.

Cost of revenues for the fourth quarter of 2019 totaled NIS 692 million ($200 million), compared to NIS 676 million ($196 million) in the fourth quarter of 2018, a 2.4% increase. This increase resulted mainly from an increase in content costs related to the TV field and in costs related to internet services in the fixed-line segment and an increase in the cost of end user equipment resulting from an increase in equipment sales in cellular segment.

Gross profit for the fourth quarter of 2019 decreased 0.8% to NIS 240 million ($69 million), compared to NIS 242 million ($70 million) in the fourth quarter of 2019. Gross profit margin for the fourth quarter of 2019 amounted to 25.8%, down from 26.4% in the fourth quarter of 2018.

Selling, Marketing, General and Administrative Expenses ("SG&A Expenses") for the fourth quarter of 2019 decreased 3.4% to NIS 226 million ($65 million), compared to NIS 234 million ($68 million) in the fourth quarter of 2018. This decrease is primarily a result of a decrease in salaries expenses, and doubtful accounts expenses, which was partially offset by an increase in amortization expenses due to the capitalization of part of the customer acquisition costs.

Operating loss for the fourth quarter 2019 totaled NIS 27 million ($8 million), compared to operating profit of NIS 14 million ($4 million) in the fourth quarter of 2018. The operating loss for the fourth quarter 2019 include an expense for employee voluntary retirement plan, which totaled NIS 45 million. Excluding this effect, there is an improvement in the company's operating profit compared to the same quarter last year.

Adjusted EBITDA for the fourth quarter of 2019 increased by 25.4% totaling NIS 212 million ($61 million) compared to NIS 169 million ($49 million) in the fourth quarter of 2018. Adjusted EBITDA as a percent of revenues for the fourth quarter of 2019 totaled 22.7%, up from 18.4% in the fourth quarter of 2018.

Cellular segment adjusted EBITDA for the fourth quarter of 2019 increased by 29.1% totaling NIS 133 million ($38 million) compared to NIS 103 million ($30 million) in the fourth quarter last year. This resulted mainly from a decrease in rent expenses in a total amount of NIS 65 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019, which was partially offset by an increase in an expense for employee voluntary retirement plan totaled NIS 30 million ($9 million).

Fixed-line segment adjusted EBITDA for the fourth quarter of 2019 totaled NIS 79 million ($23 million), compared to NIS 66 million ($19 million) in the fourth quarter last year, a 19.7% increase, which resulted mainly from a decrease in rent expenses in a total amount of NIS 7 million which were recognized as a right-of-use asset as a result of the initial implementation of IFRS 16 as of 1 January, 2019, which was partially offset by an increase in an expense for employee voluntary retirement plan which totaled NIS 15 million ($4 million).

Financing expenses, net for the fourth quarter of 2019 decreased 33.3% and totaled NIS 34 million ($10 million), compared to NIS 51 million ($15 million) in the fourth quarter of 2018. The decrease resulted mainly from losses in the Company's tradable investment portfolio due to a sharp decrease in the securities market in the fourth quarter of 2018 and a decrease in interest expenses.

Tax benefit for the fourth quarter of 2019 totaled NIS 13 million ($4 million), compared to NIS 2 million ($1 million) in the fourth quarter of 2018. Income tax resulted mainly from the Company's loss before tax for which the Company recorded a tax income, which was partially offset by non-deductible expenses for tax purposes.

Loss for the fourth quarter of 2019 totaled NIS 54 million ($16 million), compared to NIS 35 million ($10 million) in the fourth quarter of 2018. The loss in the fourth quarter of 2019 was affected by an expense for employee voluntary retirement plan, which totaled NIS 45 million. (NIS 35 million, net of tax)

Basic loss per share for the fourth quarter of 2019 totaled NIS 0.43 ($0.12), compared to basic loss per share NIS 0.3 ($0.08) in the fourth quarter last year.

Operating Review

Main Performance Indicators - Cellular segment:

	2019	2018	Change (%)
Cellular subscribers at the end of the period (in thousands)	2,744	2,851	(3.8)%
Churn Rate for cellular subscribers (in %)	48.8%	43.2%	13.0%
Monthly cellular ARPU (in NIS)	50.7	51.3	(1.2)%
	Q4/2019	Q4/2018	Change (%)
Churn Rate for cellular subscribers (in %)	11.3%	11.1%	1.8%
Monthly cellular ARPU (in NIS)	50.5	49.0	3.1%

Cellular subscriber base - at the end of 2019 the Company had approximately 2.744 million cellular subscribers, a decrease of approximately 107,000 subscribers net, compared to the cellular subscriber base at the end of 2018. The decrease resulted mainly because the company deleted 153,000 subscribers from its subscriber base count at the end of the first quarter of 2019 due to a change in the counting method of the company's cellular subscriber base. These subscribers generate negligible revenues to the Company. Excluding this effect the Company's subscribers base increased by approximately 46,000 subscribers net. In the fourth quarter of 2019, the Company's cellular subscriber base decreased by approximately 23,000 subscribers net.

Cellular Churn Rate for 2019 totaled 48.8%, compared to 43.2% in 2018. The cellular churn rate for the fourth quarter of 2019 totaled 11.3%, compared to 11.1% in the fourth quarter last year. Due to the significant influence of M2M subscribers on the reported churn rate of the company, which is mostly technical, the Company is examining a new counting method of M2M subscribers' churn, which is similar to other companies in Israel from the first quarter of 2020. This change, if and when applicable, is expected to significantly reduce the reported churn rate of the Company.

The monthly cellular Average Revenue per User ("ARPU") for 2019 totaled NIS 50.7 ($14.7) compared to NIS 51.3 ($14.8) in 2018. ARPU for the fourth quarter of 2019 totaled NIS 50.5 ($14.6), compared to NIS 49.0 ($14.2) in the fourth quarter last year. The decrease in ARPU, both annually and quarterly resulted, among others, from the ongoing erosion in the prices of cellular services, resulting from the intense competition in the cellular market.

Main Performance Indicators - Fixed-line segment:

	2019	2018	Change (%)
Internet infrastructure field subscribers- (households) at the end of the period (in thousands)	278	269	3.3%
TV field subscribers- (households) at the end of the period (in thousands)	258	219	17.8%

In 2019, the Company's subscriber base in the internet infrastructure field increased by approximately 9,000 households net, and the Company's subscriber base in the TV field increased by 39,000 households net. In the fourth quarter of 2019, the Company's subscriber base in the internet infrastructure field increased by approximately 2,000 households net, and the Company's subscriber base in the TV field increased by 11,000 households net.

Financing and Investment Review

Cash Flow

Free cash flow for 2019 totaled NIS 391 million ($113 million), compared to NIS 181 million ($52 million) in 2018, a 116% increase. The increase in free cash flow resulted mainly from the sale of independent fiber optic infrastructure of the company in residential areas to IBC in the amount of approx. NIS 181 million, a decrease in salaries expenses as a result of employee voluntary retirement plan of 2018 and a decrease in tax payments, net in 2019 compared to 2018.

Free cash flow for the fourth quarter of 2019 totaled NIS 56 million ($16 million), compared to NIS 7 million ($2 million) in the fourth quarter of 2018, a 700% increase. The increase in quarterly free cash flow resulted mainly from an increase in receipts from customers, decrease in salaries payments and decrease in payments for end-user equipment suppliers.

Total Equity

Total Equity as of December 31, 2019 amounted to NIS 1,887 million ($546 million) primarily consisting of undistributed accumulated retained earnings of the Company.

Cash Capital Expenditures in Fixed Assets and Intangible Assets and others

During 2019 and the fourth quarter of 2019 the Company invested NIS 557 million ($161 million) and NIS 111 million ($32 million), respectively, in fixed assets and intangible assets and others (including, among others, investments in the Company's communications networks, investment in optic-fiber deployment, information systems, software and TV set-top boxes and capitalization of part of the customer acquisition costs as a result of the adoption of IFRS15), compared to NIS 593 million ($172 million) and NIS 156 million ($45 million) in 2018 and the fourth quarter of 2018, respectively.

Dividend

On March 22, 2020, the Company's Board of Directors decided not to declare a cash dividend for the fourth quarter of 2020. In making its decision, the board of directors considered the Company's dividend policy and business status and decided not to distribute a dividend at this time, given the intensified competition and its adverse effect on the Company's results of operations, and in order to strengthen the Company's balance sheet. The board of directors will re-evaluate its decision in future quarters. No future dividend declaration is guaranteed and is subject to the Company's board of directors’ sole discretion, as detailed in the Company's annual report for the year ended December 31, 2019 on Form 20-F dated March 23, 2020, or the Company's 2019 Annual Report, under “Item 8 - Financial Information – A. Consolidated Statements and Other Financial Information - Dividend Policy”.

Debentures, Material Loans and Financial Liabilities

For information regarding the Company's outstanding debentures as of December 31, 2019, see "Disclosure for Debenture Holders" section in this press release.

For information regarding the Company's material loans as of December 31, 2019, see "Aggregation of the information regarding the Company's Material Loans" section in this press release.

For a summary of the Company's financial liabilities as of December 31, 2019, see "Disclosure for Debenture Holders" section in this press release.

Conference Call Details

The Company will be hosting a conference call regarding its results for the year 2019 and for the fourth quarter of 2019 on Monday, March 23, 2020 at 10:00 am ET, 07:00 am PT, 14:00 UK time, 16:00 Israel time. On the call, management will review and discuss the results, and will be available to answer questions. To participate, please either access the live webcast on the Company's website, or call one of the following teleconferencing numbers below. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141         UK Dial-in Number: 0 800 917 5108

Israel Dial-in Number: 03 918 0609          International Dial-in Number: +972 3 918 0609

at: 10:00 am Eastern Time; 07:00 am Pacific Time; 14:00 UK Time; 16:00 Israel Time

To access the live webcast of the conference call, please access the investor relations section of Cellcom Israel's website: www.cellcom.co.il. After the call, a replay of the call will be available under the same investor relations section.

ANNUAL REPORT FOR 2019

Cellcom Israel will be filing its annual report for the year ended December 31, 2019 (on Form 20-F) with the US Securities and Exchange Commission on March 23, 2020. The annual report will be available for download from the investor relations section of Cellcom Israel's website: www.cellcom.co.il. Cellcom Israel will furnish a hard copy to any shareholder who so requests, without charge. Such requests may be sent through the Company's website or by sending a postal mail request to Cellcom Israel Ltd., 10 Hagavish Street, Netanya, Israel (attention: Chief Financial Officer).

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.744 million cellular subscribers (as at December 31, 2019) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website http://investors.cellcom.co.il.

Forward-Looking Statements

The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company's future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company's current expectations and projections about future events. There are important factors that could cause the Company's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: changes to the terms of the Company's license, new legislation or decisions by the regulator affecting the Company's operations, new competition and changes in the competitive environment, the outcome of legal proceedings to which the Company is a party, particularly class action lawsuits, the Company's ability to maintain or obtain permits to construct and operate cell sites, and other risks and uncertainties detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in its Annual Report for the year ended December 31, 2019.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). Unless noted specifically otherwise, the dollar denominated figures were converted to US$ using a convenience translation based on the New Israeli Shekel (NIS)/US$ exchange rate of NIS 3.456 = US$ 1 as published by the Bank of Israel for December 31, 2019.

Use of non-IFRS financial measures

Adjusted EBITDA is a non-IFRS measure and is defined as income before interest (financing expenses, net), taxes, other income (expenses) (except for expenses in respect of voluntary retirement plans for employees, and gain (loss) due to sale of subsidiaries), depreciation and amortization, profits (losses) of equity account investees and share based payments. This is an accepted measure in the communications industry. The Company presents this measure as an additional performance measure as the Company believes that it enables us to compare operating performance between periods and companies, net of any potential differences which may result from differences in capital structure, taxes, age of fixed assets and related depreciation expenses. Adjusted EBITDA should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with Generally Accepted Accounting Principles as measures of profitability or liquidity. Adjusted EBITDA does not take into account debt service requirements, or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company's use. In addition, Adjusted EBITDA as presented by the Company may not be comparable to similarly titled measures reported by other companies, due to differences in the way these measures are calculated. See the reconciliation of net income to Adjusted EBITDA under "Reconciliation of Non-IFRS Measures" in the press release.

Free cash flow is a non-IFRS measure and is defined as the net cash provided by operating activities (including the effect of exchange rate fluctuations on cash and cash equivalents) excluding a loan to Golan Telecom, minus the net cash used in investing activities excluding short-term investment in tradable debentures and deposits and proceeds from sales of such debentures (including interest received in relation to such debentures) and deposits. See "Reconciliation of Non-IFRS Measures" below.

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9735	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@GKIR.com Tel: +1 617 418 3096

Financial Tables Follow

Cellcom Israel Ltd.
 (An Israeli Corporation)

Consolidated Statements of Financial Position

			Convenience
			translation into
			US dollar
	December 31,	December 31,	December 31,
	2018	2019	2019
	NIS millions	NIS millions	US$ millions

Assets
Cash and cash equivalents	1,202	1,006	291
Current investments, including derivatives	404	473	137
Trade receivables	1,152	1,142	330
Current tax assets	11	3	1
Other receivables	84	69	20
Inventory	94	66	19

Total current assets	2,947	2,759	798

Trade and other receivables	852	782	227
Property, plant and equipment, net	1,652	1,432	414
Intangible assets and others, net	1,298	1,294	374
Investments in equity accounted investees	-	150	43
Right-of-use assets, net	-	745	216

Total non- current assets	3,802	4,403	1,274

Total assets	6,749	7,162	2,072

Liabilities
Current maturities of debentures and of loans from financial institutions	620	509	147
Current taxation liabilities	-	6	2
Current maturities of lease liabilities	-	226	65
Trade payables and accrued expenses	696	687	199
Provisions	105	99	29
Other payables, including derivatives	257	299	86

Total current liabilities	1,678	1,826	528

Long-term loans from financial institutions	334	300	87
Debentures	2,911	2,511	727
Long-term lease liabilities	-	533	154
Provisions	20	22	6
Other long-term liabilities	16	4	1
Liability for employee rights upon retirement, net	14	19	5
Deferred tax liabilities	99	60	17

Total non- current liabilities	3,394	3,449	997

Total liabilities	5,072	5,275	1,525

Equity attributable to owners of the Company
Share capital	1	2	1
Share premium	325	623	180
Receipts on account of share options	10	24	7
Retained earnings	1,339	1,236	358

Non-controlling interests	2	2	1

Total equity	1,677	1,887	547

Total liabilities and equity	6,749	7,162	2,072

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Income

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2019	2019
	NIS millions	NIS millions	NIS millions	US$ millions

Revenues	3,871	3,688	3,708	1,073
Cost of revenues	(2,680)	(2,661)	(2,725)	(788)

Gross profit	1,191	1,027	983	285

Selling and marketing expenses	(479)	(567)	(610)	(177)
General and administrative expenses	(426)	(360)	(329)	(95)
Other income (expenses), net	42	1	(20)	(6)

Operating profit	328	101	24	7

Financing income	21	19	49	14
Financing expenses	(196)	(190)	(193)	(56)
Financing expenses, net	(175)	(171)	(144)	(42)

Share in losses of equity accounted investees	-	-	(10)	(3)

Profit (loss) before taxes on income	153	(70)	(130)	(38)

Tax benefit (Taxes on income)	(40)	6	23	7
Profit (loss) for the year	113	(64)	(107)	(31)
Attributable to:
Owners of the Company	112	(62)	(107)	(31)
Non-controlling interests	1	(2)	-	-
Profit (loss) for the year	113	(64)	(107)	(31)

Earnings (loss) per share
Basic earnings (loss) per share (in NIS)	1.11	(0.58)	(0.90)	(0.26)

Diluted earnings (loss) per share (in NIS)	1.10	(0.58)	(0.90)	(0.26)

Weighted-average number of shares used in the calculation of basic earnings (loss) per share (in shares)	100,654,935	107,499,543	118,376,455	118,376,455

Weighted-average number of shares used in the calculation of diluted earnings (loss) per share (in shares)	100,889,661	107,499,543	118,376,455	118,376,455

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2019	2019
	NIS millions	NIS millions	NIS millions	US$ millions
Cash flows from operating activities
Profit (loss) for the year	113	(64)	(107)	(31)
Adjustments for:
Depreciation and amortization	555	584	898	260
Share based payments	2	2	8	2
Gain on sale of property, plant and equipment, intangible assets and others	(1)	-	(8)	(2)
Gain on sale of shares in a consolidated company	(10)	-	-	-
Net change in fair value of investment property	-	-	6	2
Income tax expense (tax benefit)	40	(6)	(23)	(7)
Financing expenses, net	175	171	144	42
Other expenses	-	-	3	1
Share in losses of equity accounted investees	-	-	10	3

Changes in operating assets and liabilities:
Change in inventory	(6)	(24)	28	8
Change in trade receivables (including long-term amounts)	101	166	80	23
Change in other receivables (including long-term amounts)	(191)	(21)	13	4
Change in trade payables, accrued expenses and provisions	(27)	(26)	(27)	(8)
Change in other liabilities (including long-term amounts)	28	11	23	6
Payments for derivative hedging contracts, net	(3)	-	(10)	(3)
Income tax paid	(44)	(23)	(12)	(4)
Income tax received	42	-	10	3
Net cash from operating activities	774	770	1,036	299

Cash flows used in investing activities
Acquisition of property, plant, and equipment	(346)	(356)	(324)	(94)
Acquisition of intangible assets and others	(237)	(237)	(233)	(67)
Acquisition of equity accounted investee	-	-	(16)	(5)
Change in current investments, net	(77)	(56)	(49)	(14)
Receipts from other derivative contracts, net	-	3	9	3
Proceeds from sale of property, plant and equipment, intangible assets and others	1	1	181	52
Grant of long-term loans to equity accounted investees	-	-	(141)	(41)
Interest received	12	14	13	4
Proceeds from sale of shares in a consolidated company, net of cash disposed	3	-	-	-
Net cash used in investing activities	(644)	(631)	(560)	(162)

Cellcom Israel Ltd.
(An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)

				Convenience
				translation into
				US dollar
	Year ended	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2019	2019
	NIS millions	NIS millions	NIS millions	US$ millions

Cash flows used in financing activities
Payments for derivative contracts, net	(3)	(15)	(2)	(1)
Receipt of long-term loans from financial institutions	200	-	150	43
Payments for long-term loans from financial institutions	-	(78)	(212)	(61)
Repayment of debentures	(864)	(556)	(504)	(145)
Proceeds from issuance of debentures, net of issuance costs	-	997	-	-
Repurchase of own debentures	-	-	(10)	(3)
Dividend paid	(1)	-	-	-
Interest paid	(175)	(126)	(151)	(43)
Acquisition of non-controlling interests	-	(19)	-	-
Equity offering	-	275	309	89
Proceeds from exercise of share options	-	59	4	1
Payment of principal of lease liabilities	-	-	(256)	(74)

Net cash from (used in) financing activities	(843)	537	(672)	(194)

Changes in cash and cash equivalents	(713)	676	(196)	(57)

Cash and cash equivalents as at the beginning of the year	1,240	527	1,202	348

Effects of exchange rate changes on cash and cash equivalents	-	(1)	-	-

Cash and cash equivalents as at the end of the year	527	1,202	1,006	291

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures

Adjusted EBITDA

The following is a reconciliation of net income to adjusted EBITDA:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2017 NIS millions	2018 NIS millions	2019 NIS millions	2019 US$ millions
Net income (loss)	113	(64)	(107)	(31)
Taxes on income (tax benefit)	40	(6)	(23)	(7)
Financing income	(21)	(19)	(49)	(14)
Financing expenses	196	190	193	56
Other expenses (income)	(1)	(1)	10	3
Depreciation and amortization	555	584	898	260
Share of loss of equity accounted investees (net of income tax)	-	-	10	3
Share based payments	2	3	8	2
Adjusted EBITDA	884	687	940	272

	Three-month period ended December 31
	2017 NIS millions	2018 NIS millions	2019 NIS millions	Convenience translation into US dollar 2019 US$ millions
Net income (loss)	10	(35)	(54)	(16)
Taxes on income (tax benefit)	5	(2)	(13)	(4)
Financing income	(10)	(7)	(9)	(3)
Financing expenses	47	58	43	13
Other expenses	1	-	3	1
Depreciation and amortization	143	155	233	67
Share of loss of equity accounted investees (net of income tax)	-	-	6	2
Share based payments	-	-	3	1
Adjusted EBITDA	196	169	212	61

Cellcom Israel Ltd.
 (An Israeli Corporation)

Reconciliation for Non-IFRS Measures (cont'd)

Free cash flow

The following table shows the calculation of free cash flow:

	Year ended December 31			Convenience translation into US dollar Year ended December 31
	2017 NIS millions	2018 NIS millions	2019 NIS millions	2019 US$ millions
Cash flows from operating activities(*)	774	769	756	219
Loan to Golan Telecom	130	-	-	-
Cash flows from investing activities	(644)	(631)	(560)	(162)
Purchase (sale) of tradable debentures(**)	65	43	38	11
Investment in equity accounted investees	-	-	157	45
Free cash flow	325	181	391	113

	Three-month period ended December 31
	2017 NIS millions	2018 NIS millions	2019 NIS millions	Convenience translation into US dollar 2019 US$ millions
Cash flows from operating activities(*)	214	165	165	48
Cash flows from investing activities	(133)	(148)	(149)	(43)
Purchase (sale) of tradable debentures(**)	(4)	(10)	37	11
Investment in equity accounted investees	-	-	3	1
Free cash flow	77	7	56	17

(*)  Including the effects of exchange rate fluctuations in cash and cash equivalents and lease payments.

(**) Net of interest received in relation to tradable debentures.

Cellcom Israel Ltd.
 (An Israeli Corporation)

Key financial and operating indicators

NIS millions unless otherwise stated	Q1-2018	Q2-2018	Q3-2018	Q4-2018	Q1-2019	Q2-2019	Q3-2019	Q4-2019	FY-2018	FY-2019

Cellular service revenues	437	434	443	416	404	420	439	416	1,730	1,679
Fixed-line service revenues	304	300	310	301	317	312	311	318	1,215	1,258

Cellular equipment revenues	193	157	146	159	158	162	172	169	655	661
Fixed-line equipment revenues	39	76	52	82	92	63	47	69	249	271

Consolidation adjustments	(40)	(40)	(41)	(40)	(43)	(37)	(41)	(40)	(161)	(161)
Total revenues	933	927	910	918	928	920	928	932	3,688	3,708

Cellular adjusted EBITDA	119	78	118	103	146	163	185	133	418	627
Fixed-line adjusted EBITDA	68	62	73	66	78	70	86	79	269	313
Total adjusted EBITDA	187	140	191	169	224	233	271	212	687	940

Operating profit (loss)	52	(5)	40	14	9	6	36	(27)	101	24
Financing expenses, net	40	43	37	51	27	52	31	34	171	144
Profit (loss) for the period	7	(37)	1	(35)	(16)	(35)	(2)	(54)	(64)	(107)

Free cash flow	84	56	34	7	46	55	234	56	181	391

Cellular subscribers at the end of period (in 000's)	2,822	2,809	2,825	2,851	2,853	2,745	2,767	2,744	2,851	2,744
Monthly cellular ARPU (in NIS)	51.8	51.8	52.5	49	47.2	51.9	53.2	50.5	51.3	50.7
Churn rate for cellular subscribers (%)	9.5%	12.6%	10.0%	11.1%	11.0%	11.3%	11.4%	11.3%	43.2%	48.8%

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2019

Aggregation of the information regarding the debenture series issued by the Company (1), in million NIS

Series	Original Issuance Date	Principal on the Date of Issuance	As of 31.12.2019					As of 23.03.2020		Interest Rate (fixed)	Principal Repayment Dates		Interest Repayment Dates (3)	Linkage	Trustee Contact Details
			Principal Balance on Trade	Linked Principal Balance	Interest Accumulated in Books	Debenture Balance Value in Books (2)	Market Value	Principal Balance on Trade	Linked Principal Balance		From	To
F(4)(5)(6)(8)**	20/03/12	714.802	214.441	222.777	5.026	227.803	227.736	0.000	0.000	4.60%	05.01.17	05.01.20	January-5 and July-5	Linked to CPI	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
H (4)(5)(7)**	08/07/14 03/02/15* 11/02/15*	949.624	721.714	682.285	7.056	689.341	728.859	721.714	682.930	1.98%	05.07.18	05.07.24	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
I (4)(5)(7)**	08/07/14 03/02/15* 11/02/15* 28/03/16*	804.010	643.208	625.616	13.059	638.675	663.855	643.208	626.892	4.14%	05.07.18	05.07.25	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
J (4)(5)	25/09/16	103.267	103.267	104.167	1.259	105.426	101.811	103.267	103.695	2.45%	05.07.21	05.07.26	January-5 and July-5	Linked to CPI	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
K (4)(5)**	25/09/16 01/07/18* 10/12/18*	710.634	710.634	705.779	12.372	718.151	688.746	710.634	706.121	3.55%	05.07.21	05.07.26	January-5 and July-5	Not linked	Mishmeret Trust Company Ltd. Rami Sebty. 48 Menachem Begin Rd. Tel Aviv. Tel: 03-6374355.
L (4)(5)(9)**	24/01/18 10/12/18*	613.937	602.979	579.040	14.868	593.908	543.308	602.979	579.936	2.50%	05.01.23	05.01.28	January-5	Not linked	Strauss Lazar Trust Company (1992) Ltd. Ori Lazar. 17 Yizhak Sadeh St., Tel Aviv. Tel: 03- 6237777.
Total		3,896.274	2,996.243	2,919.664	53.640	2,973.304	2,954.315	2,781.802	2,699.574

Comments:

(1) For a summary of the terms of the Company's outstanding debentures see the Company's 2019 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Debt Service - Public Debentures". In the reporting period, the Company fulfilled all terms of the debentures and Indentures. Debentures financial covenants - as of December 31, 2019 the net leverage *** was 2.03. In the reporting period, no cause for early repayment occurred. (2) Including interest accumulated in the books. (3) Semi annual payments other than regarding Series L. (4) Regarding the debentures, the Company undertook not to create any pledge on its assets, as long as debentures or loans are not fully repaid, subject to certain exclusions. (5) Regarding the debentures - the Company has the right for early redemption under certain terms. (6) Regarding debenture Series F, in June 2013, following a second decrease of the Company's debenture rating since their issuance, the annual interest rate has been increased by 0.25% to 4.60%, beginning July 5, 2013. (7) In February 2015, pursuant to an exchange offer of the Company's Series H and I debentures for a portion of the Company's outstanding Series D and E debentures, respectively, the Company exchanged approximately NIS 555 million principal amount of Series D debentures with approximately NIS 844 million principal amount of Series H debentures, and approximately NIS 272 million principal amount of Series E debentures with approximately NIS 335 million principal amount of Series I debentures. Series D and E debentures were fully repaid in July 2017 and in January 2017, respectively. (8) On January, 2020, after the end of the reporting period, the Company repaid principal payments of approximately NIS 214 million of Series F debentures that were fully repaid. 9) In December 2019, the Company repurchased Series L Debentures for approximately NIS 10 million.

(*) On these dates additional debentures of the series were issued, the information in the table refers to the full series. (**) As of December 31, 2019, debentures Series H, I, K and L are material, which represent 5% or more of the total liabilities of the Company, as presented in the financial statements. (***) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the year ended in December 31, 2019. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 2 F to the Company's financial statement for the period ended on December 31, 2019, included elsewhere in this report.

Cellcom Israel Ltd.

Disclosure for debenture holders as of December 31, 2019 (cont'd)

Debentures Rating Details*

Series	Rating Company	Rating as of 31.12.2019 (1)	Rating as of 23.03.2020	Rating assigned upon issuance of the Series	Recent date of rating as of 23.03.2020	Additional ratings between original issuance and the recent date of rating as of 23.03.2020 (2)
Rating
F	S&P Maalot	A	A	AA	08/2019	05/2012, 11/2012, 06/2013, 06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	AA,AA-,A+,A(2)
H	S&P Maalot	A	A	A+	08/2019	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A(2)
I	S&P Maalot	A	A	A+	08/2019	06/2014, 08/2014, 01/2015, 09/2015, 03/2016, 08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A(2)
J	S&P Maalot	A	A	A+	08/2019	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A(2)
K	S&P Maalot	A	A	A+	08/2019	08/2016, 06/2017, 01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A(2)
L	S&P Maalot	A	A	A+	08/2019	01/2018, 06/2018, 08/2018, 12/2018, 03/2019, 08/2019	A+,A(2)

(1)	In August 2019, S&P Maalot updated the Company's rating outlook from an "“ilA+/negative” to an “ilA-/negative”.
(2)
In May 2012, S&P Maalot updated the Company's rating from an "ilAA/negative" to an “ilAA-/negative”. In November 2012, S&P Maalot affirmed the Company's rating of “ilAA/negative”. In June 2013, S&P Maalot updated the Company's rating from an "ilAA-/negative" to an “ilA+/stable”. In June 2014, August 2014, January 2015, September 2015, March 2016, August 2016, June 2017, January 2018, June 2018, August 2018 and December 2018 S&P Maalot affirmed the Company's rating of “ilA+/stable”. In March 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/stable" to an “ilA+/negative”. In August 2019, S&P Maalot updated the Company's rating outlook from an "ilA+/negative" to an “ilA/negative”. For details regarding the rating of the debentures see the S&P Maalot report dated August 5, 2019, included in the Company's current report filled in the Israeli Securities Authority website ("MAGNA") on August 5, 2019

* A securities rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to suspension, revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Cellcom Israel Ltd.

Aggregation of the information regarding the Company's Material Loans (1), in million NIS

Loan	Provision Date	Principal Amount as of 31.12.2019	Interest Rate (nominal)	Principal Repayment Dates (annual payments)		Interest Repayment Dates (semi-annual payments)	Linkage
				From	To
Loan from financial institution (2)(3)(4)(5)(6)	06/2016	100	4.60%	30.06.18	30.06.21	Jun-30 and December-31, commencing December 31, 2016 through June 30, 2021	Not linked
Loan from financial institution(2)(3)(4)(5)(6)	06/2017	150	5.10%	30.06.19	30.06.22	June-30 and December-31, commencing December 31, 2017 through June 30, 2022	Not linked
Loan from bank(2)(3)(4)(5)(6)	03/2019	150	4.00%	31.03.21	31.03.24	March-31 and September 30, commencing September 30, 2019 through March 31, 2024	Not linked
Total		400

Comments:

(1) For a summary of the terms of the Company's loan agreements see the Company's 2019 Annual Report under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Other Credit Facilities" and the reference therein to "- Debt Service - Public Debentures". (2) In the reporting period, the Company fulfilled all terms of the loan agreements. (3) Loan agreements financial covenants - as of December 31, 2019 the net leverage* (net debt to Adjusted EBITDA excluding one-time events ratio- see definition in the reference above to the Company's 2019 Annual Report (The definition of Adjusted EBITDA is identical to the definition of EBITDA (which the Company used in previous periods)) was 2.03. (4) In the reporting period, no cause for early repayment occurred. (5) In the loan agreements, the Company undertook not to create any pledge on its assets, as long as the loans are not fully repaid, subject to certain exclusions. (6) According to the loan agreements the Company may prepay the loans, subject to a prepayment fee.

(*) Net Leverage - the ratio of Net Debt to Adjusted EBITDA, excluding one-time influences. Net Debt defined as credit and loans from banks and others, debentures and interest payable, net of cash and cash equivalents and current investments in tradable securities. The definition of net leverage refers to Adjusted EBITDA for a period of 12 consecutive months. Accordingly, the net leverage ratio above includes the effects of the new standard IFRS 16 (applied by the Company as of January 1, 2019) on the Adjusted EBITDA for the year ended in December 31, 2019. For details of the effects of IFRS 16 on the Company's results see footnote 2 on page 1 of this press release and note 2 F to the Company's financial statement for the period ended on December 31, 2019 included elsewhere in this report.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2019

a.
Debentures issued to the public by the Company and held by the public, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	336,705	80,401	-	-	-	88,719
Second year	168,288	218,668	-	-	-	78,013
Third year	168,288	218,668	-	-	-	66,182
Fourth year	168,288	308,564	-	-	-	54,351
Fifth year and on	209,176	1,123,590	-	-	-	89,220
Total	1,050,745	1,949,891	-	-	-	376,485

b.
Private debentures and other non-bank credit, excluding such debentures held by the Company's parent company, by a controlling shareholder, by companies controlled by them, or by companies controlled by the Company, based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	100,000	-	-	-	9,812
Second year	-	100,000	-	-	-	4,955
Third year	-	50,000	-	-	-	1,264
Fourth year	-	-	-	-	-	-
Fifth year and on	-	-	-	-	-	-
Total	-	250,000	-	-	-	16,031

c.	Credit from banks in Israel based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	-	-	-	-	-	5,984
Second year	-	37,500	-	-	-	5,248
Third year	-	37,500	-	-	-	3,748
Fourth year	-	37,500	-	-	-	2,248
Fifth year and on	-	37,500	-	-	-	750
Total	-	150,000	-	-	-	17,978

d.	Credit from banks abroad based on the Company's "Solo" financial data (in thousand NIS) - None.

Cellcom Israel Ltd.

Summary of Financial Undertakings (according to repayment dates) as of December 31, 2019 (cont'd)

e.	Total of sections a - d above, total credit from banks, non-bank credit and debentures based on the Company's "Solo" financial data (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	336,705	180,401	-	-	-	104,514
Second year	168,288	356,168	-	-	-	88,216
Third year	168,288	306,168	-	-	-	71,195
Fourth year	168,288	346,064	-	-	-	56,599
Fifth year and on	209,176	1,161,090	-	-	-	89,970
Total	1,050,745	2,349,891	-	-	-	410,494

f.	Out of the balance sheet Credit exposure based on the Company's "Solo" financial data - None.
g.
Out of the balance sheet Credit exposure of all the Company's consolidated companies, excluding companies that are reporting corporations and excluding the Company's data presented in section f above (in thousand NIS) - None.

h.
Total balances of the credit from banks, non-bank credit and debentures of all the consolidated companies, excluding companies that are reporting corporations and excluding Company's data presented in sections a - d above (in thousand NIS) - None.

i.
Total balances of credit granted to the Company by the parent company or a controlling shareholder and balances of debentures offered by the Company held by the parent company or the controlling shareholder (in thousand NIS) - None.

j.
Total balances of credit granted to the Company by companies held by the parent company or the controlling shareholder, which are not controlled by the Company, and balances of debentures offered by the Company held by companies held by the parent company or the controlling shareholder, which are not controlled by the Company (in thousand NIS).

	Principal payments					Gross interest payments (without deduction of tax)
	ILS linked to CPI	ILS not linked to CPI	Euro	Dollar	Other
First year	809	-	-	-	-	292
Second year	419	488	-	-	-	273
Third year	419	488	-	-	-	246
Fourth year	419	1,039	-	-	-	218
Fifth year and on	1,458	4,914	-	-	-	455
Total	3,524	6,929	-	-	-	1,484

k.	Total balances of credit granted to the Company by consolidated companies and balances of debentures offered by the Company held by the consolidated companies (in thousand NIS) - None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: March 23, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary